ISSUER FREE WRITING PROSPECTUS Filed Pursuant to Rule 433 Registration Statement No. 333-132747 Dated February 21, 2008

Return Optimization Securities with Partial Protection

Enhanced Return Strategies for Moderate Return Environment

UBS AG $ Securities linked to the Dow Jones U.S. Real Estate Total ReturnSM Index due on or about March 1, 2010

Investment Description

Return Optimization Securities with Partial Protection (“ROS”) are securities issued by UBS AG (“UBS”) with returns linked to the performance of the Index. ROS are designed to enhance index returns in a moderate-return environment — meaning an environment in which stocks generally experience moderate appreciation. If the Index Return is positive, at maturity you will receive your principal plus 2.4 times the Index Return, up to the Maximum Gain, providing you with an opportunity to outperform the Index. If the Index Return is between 0 and -5% (inclusive), at maturity you will receive your principal. If the Index Return is below -5%, at maturity you will lose 1% (or a fraction thereof) of your principal for every 1% (or a fraction thereof) that the Index Return is below 5%. Accordingly, if the Index declines by more than 5% over the term of your ROS, you may lose up to 95% of your principal.

Features
☐	Growth Potential: ROS provide the potential to enhance returns in a moderate-return environment.
☐	Partial Protection of Principal: At maturity you will receive a cash payment equal to at least 5% of your invested principal.
☐	Diversification: ROS provide the ability to diversify your portfolio through exposure to the Dow Jones U.S. Real Estate Total ReturnSM Index.

Key Dates*

Trade Date	February 22, 2008
Settlement Date**	February 29, 2008
Final Valuation Date	February 22, 2010
Maturity Date	March 1, 2010
*	In the event we make any change to the expected Trade Date and Settlement Date, the Final Valuation Date and the Maturity Date will be changed to ensure that the stated term of the ROS remains the same.
**	We expect to deliver the ROS against payment for the ROS on the fifth business day following the Trade Date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade the ROS on the date of the pricing will be required, by virtue of the fact the ROS initially will settle in five business days (t+5), to specify alternative arrangements to prevent a failed settlement.
Security Offering

We are offering the Return Optimization Securities with Partial Protection linked to the Dow Jones U.S. Real Estate Total ReturnSM Index. The return on the ROS are subject to, and will not exceed, the predetermined Maximum Gain, which will be determined on the trade date. The ROS are offered at a minimum investment of $1,000 per note.

Securities	Index Symbol*	Maximum Gain	Maximum Payment at Maturity per $1,000 Security	CUSIP	ISIN
ROS linked to the Dow Jones U.S. Real Estate Total ReturnSM Index	DJUSRET	40.00%	$1,400.00	902644152	US9026441520
*	Bloomberg, L.P.

See “Additional Information about UBS and the ROS” on page 2. The ROS will have the terms specified in the ROS PP product supplement and accompanying prospectus, as supplemented by this free writing prospectus. See “Key Risks” on page 4 and the more detailed “Risk Factors” beginning on page PS-11 of the ROS PP product supplement for risks related to an investment in the ROS. Your ROS do not guarantee any return of principal in excess of $50 per $1,000 invested. An Index Return of less than -5% at maturity will result in a loss of principal.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the adequacy or accuracy of this free writing prospectus, or the accompanying ROS PP product supplement, or prospectus. Any representation to the contrary is a criminal offense. The securities are not deposit liabilities of UBS AG and are not FDIC insured.

	Price to Public	Underwriting Discount	Proceeds to UBS AG
Per Security	$1,000	$10	$990
Total

UBS Investment Bank

Additional Information about UBS and the ROS

UBS has filed a registration statement (including a prospectus, as supplemented by a prospectus supplement for the ROS), with the Securities and Exchange Commission, or SEC, for the offering to which this free writing prospectus relates. Before you invest, you should read these documents and any other documents relating to this offering that UBS has filed with the SEC for more complete information about UBS and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC web site at www.sec.gov. Our Central Index Key, or CIK, on the SEC Web site is 0001114446. Alternatively, UBS will arrange to send you the prospectus, and the ROS PP product supplement if you so request by calling toll-free 800-657-9836.

You may access these documents on the SEC web site at www.sec.gov as follows:

♦	Product supplement for ROS with Partial Protection dated February 21, 2008:

http://www.sec.gov/Archives/edgar/data/1114446/000139340108000079/v104170_690113-424b2.htm

♦	Prospectus dated March 27, 2006:

http://www.sec.gov/Archives/edgar/data/1114446/000095012306003728/y17280ae424b2.htm

References to “UBS,” “we,” “our” and “us” refer only to UBS AG and not to its consolidated subsidiaries. In this free writing prospectus, “ROS” and “Securities” refers to the Return Optimization Securities with Partial Protection that are offered hereby, unless the context otherwise requires. Also, references to the “ROS PP product supplement” mean the UBS product supplement, dated February 21, 2008, and references to “accompanying prospectus” mean the UBS prospectus, dated March 27, 2006.

Investor Suitability

The ROS may be suitable for you if:

♦	You believe that the Index will appreciate moderately — meaning that you believe the Index will appreciate over the term of the ROS, although such appreciation is unlikely to exceed an amount equal to the Maximum Gain divided by the Multiplier
♦	You seek an investment that offers partial protection when the ROS are held to maturity
♦	You do not seek current income from this investment
♦	You are willing to hold the ROS to maturity, and are willing to accept that there may be no secondary market for the ROS
♦	You are willing to invest in the ROS based on the Maximum Gain

The ROS may not be suitable for you if:

♦	You do not believe the Index will appreciate over the term of the ROS, or you believe the Index will appreciate by more than an amount equal to the Maximum Gain divided by the Multiplier
♦	You seek an investment that is 100% principal protected
♦	You seek an investment that is exposed to the full potential appreciation of the Index, without a cap on participation
♦	You seek current income from this investment
♦	You are unable or unwilling to hold the ROS to maturity
♦	You seek an investment for which there will be an active secondary market

Indicative Terms

Issuer	UBS AG, Jersey Branch
Issue Price	$1,000 per ROS
Term	2 years
Protection Percentage	5%
Maximum Gain	40%
Multiplier	2.4
Payment at Maturity (per $1,000)	If the Index Return (as defined below) multiplied by the Multiplier is equal to or greater than the Maximum Gain, you will receive:
$1,000 + ($1,000 × Maximum Gain)
If the Index Return is positive and when multiplied by the Multiplier is less than the Maximum Gain, you will receive:
$1,000 + ($1,000 × 2.4 × Index Return), subject to the Maximum Gain
If the Index Return is between 0% and -5% (inclusive), you will receive 100% of your principal.
If the Index Return is less than -5%, you will lose 1% of your principal (or a fraction thereof) for each percentage point (or a fraction thereof) that the Index Return is below -5%.
Accordingly, if the Index Return has declined by more than 5% over the term of your ROS, you may lose up to 95% of your principal.
Index Return	Index Ending Level – Index Starting Level Index Starting Level
Index Starting Level	Set equal to the closing level of the Index on the Trade Date
Index Ending Level	The closing level of the Index on the Final Valuation Date

Determining Payment at Maturity

If the Index Return is less than -5% you will lose 1% (or a fraction thereof) on the principal amount of your ROS for every 1% (or a fraction thereof) the Index Return is below -5%. Accordingly, for each $1,000 invested, your payment at maturity will be calculated as follows:

$1,000 + [$1,000 × (Index Return + 5%)]

As such, you could lose up to 95% of your principal depending on how much the Index declines.

Key Risks
♦	Partial principal protection only if you hold the ROS to maturity — You will be entitled to receive at least 5% of the principal amount of your ROS only if you hold your ROS to maturity. The market value of the ROS may fluctuate between the date you purchase them and the Final Valuation Date. If you sell your ROS in the secondary market prior to maturity, you will not receive partial principal protection on the portion of your ROS sold. You should be willing to hold your ROS to maturity.
♦	At maturity, you risk losing some of your principal — If the Index Return is less than -5% you will lose 1% (or a fraction thereof) of your principal for each 1% (or fraction thereof) that the Index Return is less than -5%. Accordingly, if the price of the Index has declined by more than the Protection Percentage over the term of the ROS, you will lose some of your principal.
♦	Your return potential is limited — If the Index Return is positive, the Index Return will be multiplied by the Multiplier, subject to the Maximum Gain on the ROS. Therefore, you will not benefit from any positive Index Return in excess of an amount equal to the applicable Maximum Gain divided by the Multiplier.
♦	There may be little or no secondary market for the ROS — The ROS will not be listed or displayed on any securities exchange or any electronic communications network. There can be no assurance that a secondary market for the ROS will develop. UBS Securities LLC and other affiliates of UBS currently intend to make a market in the ROS, although they are not required to do so and may stop making a market at any time. If you sell your ROS prior to maturity, you may have to sell them at a substantial loss.
♦	Owning the ROS is not the same as owning the Index — The return on your ROS may not reflect the return you would realize if you actually owned the Index.
♦	Credit of issuer — An investment in the ROS is subject to the credit risk of UBS, and the actual and perceived creditworthiness of UBS may affect the market value of the ROS.
♦	Price prior to maturity — The market price of the ROS will be influenced by many unpredictable and interrelated factors, including the level of the Index; the volatility of the Index; the dividend rate paid on the Index; the time remaining to the maturity of the ROS; interest rates in the markets; geopolitical conditions and economic, financial, political and regulatory or judicial events; and the creditworthiness of UBS.
♦	Impact of fees on secondary market prices — Generally, the price of the ROS in the secondary market is likely to be lower than the initial public offering price since the issue price included, and the secondary market prices are likely to exclude, commissions, hedging costs or other compensation paid with respect to the ROS.
♦	Potential UBS impact on price — Trading or transactions by UBS or its affiliates in the index and/or over-the-counter options, futures or other instruments with return linked to the performance of the Index, may adversely affect the market price of the Index and, therefore, the market value of the ROS.
♦	Potential conflict of interest — UBS and its affiliates may engage in business with the issuers of the stocks comprising the Index, which may present a conflict between the obligations of UBS and you, as a holder of the ROS. The calculation agent, an affiliate of the issuer, will determine the Index Return and payment at maturity based on observed levels of the Index in the market. The calculation agent can postpone the determination of the Index or the maturity date if a market disruption event occurs and is continuing on the Final Valuation Date.
♦	Potentially inconsistent research, opinions or recommendations by UBS — UBS and its affiliates may publish research, express opinions or provide recommendations that are inconsistent with investing in or holding any offering of the ROS. Any such research, opinions or recommendations could affect the value of the applicable index or the stocks included in such index, and therefore the market value of the ROS.
♦	Uncertain tax treatment — Significant aspects of the tax treatment of the ROS are uncertain. You should consult your own tax advisor about your own tax situation. See “What Are the Tax Consequences of the ROS” on page 6.
♦	Maximum potential return only at maturity — You can only earn the potential maximum return if you hold your ROS to maturity.

Dow Jones U.S. Real Estate Total ReturnSM Index

We have derived all information contained in this free writing prospects regarding the Dow Jones U.S. Real Estate Total ReturnSM Index, including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information. Some of the information may or may not be current as of the date of this free writing prospectus. Such information reflects the policies of, and is subject to change by, Dow Jones & Company (“Dow Jones”). The Dow Jones U.S. Real Estate Total ReturnSM Index is calculated, maintained and published by Dow Jones. We make no representation or warranty as to the accuracy or completeness of such information.

The Dow Jones U.S. Real EstateSM Index (described below) is calculated as a price index (i.e., an index based upon the prices of component securities, with certain adjustment of special dividends from non-operating income) and as a total return index. We refer to the total return index as the Dow Jones U.S. Real Estate Total ReturnSM Index. The Dow Jones U.S. Real Estate Total ReturnSM Index is the same as the Dow Jones U.S. Real EstateSM Index in all respects except with regard to the treatment of dividend payments on its component securities. The level of the Dow Jones U.S. Real Estate Total ReturnSM Index reflects the payment of all dividends, which are treated as being reinvested in its component securities. As a result, the change in the Dow Jones U.S. Real Estate Total ReturnSM Index reflects not only the change in stock prices, but also the return from dividend payments and reinvestment of the same.

The graph below illustrates the performance of the Dow Jones U.S. Real Estate Total ReturnSM Index from December 9, 2005 to February 19, 2008. The historical levels of the Dow Jones U.S. Real Estate Total ReturnSM Index should not be taken as an indication of future performance.

Dow Jones U.S. Real EstateSM Index Composition and Maintenance

Because the general terms governing both indices are the same expect for the total return feature, the description in this section relating to the methodology for compiling and maintaining the Dow Jones U.S. Real EstateSM Index also relates to the Dow Jones U.S. Real Estate Total ReturnSM Index.

The Dow Jones U.S. Real EstateSM Index measures the performance of the real estate sector of the United States equity market. The Index consists primarily of real estate investment trusts (“REITs”), and also includes other companies that invest directly or indirectly in real estate through development, management or ownership, including property agencies. REITs are passive investment vehicles that invest primarily in income-producing real estate or real estate related loans and interests.

The Dow Jones U.S. Real EstateSM Index is one of the 39 economic sectors that make up the Dow Jones U.S.SM Index. The Dow Jones U.S. Real EstateSM Index is a subset of the Dow Jones U.S. Financial ServicesSM Index, which is a subset of the Dow Jones U.S. FinancialsSM Index, which in turn is a subset of the Dow Jones U.S.SM Index. The Dow Jones U.S.SM Index is part of the Dow Jones GlobalSM Indexes family, which is a benchmark family that follows more than 6000 securities from 46 countries.

The Dow Jones U.S. Real EstateSM Index is a market capitalization-weighted index in which only the shares of each company that are readily available to investors — the “float” — are counted. Index component candidates must be common shares or other securities that have the characteristics of common equities. All classes of common shares, both fully and partially paid, are eligible. Fixed-dividend shares and securities such as convertible notes, warrants, rights, mutual funds, unit investment trusts, closed-end fund shares, and shares in limited partnerships are not eligible. Temporary issues arising from corporate actions, such as “when-issued” shares, are considered on a case-by-case basis when necessary to maintain continuity in a company’s index membership. REITs also are eligible. Multiple classes of shares are included if each issue, on its own merit, meets the other eligibility criteria. Securities that have had more than ten non-trading days during the past quarter are excluded. Stocks in the top 95% of the index universe by float-adjusted market capitalization are selected as components of the Dow Jones U.S.SM Index, skipping stocks that fall within the bottom 1% of the universe by free-float market capitalization and within the bottom .01% of the universe by turnover. To be included in the Dow Jones U.S. Real EstateSM Index, the issuer of the component securities must be classified in the Real Estate Sector of industry classifications as maintained by the Industry Classification Benchmark (“ICB”).

The Dow Jones U.S. Real EstateSM Index is reviewed by Dow Jones on a quarterly basis. The total number of shares outstanding for component securities is updated during the quarterly review. However, if the number of outstanding shares for an index component changes by more than 10% due to a corporate action, the total shares will be adjusted immediately after the close of trading on the date of the event. If the cumulative impact of corporate actions during the period between quarterly shares updates changes a company’s float-adjusted shares outstanding by 10% or more, the company’s shares and float factor will be updated as soon as prudently possible. Whenever possible, Dow Jones will announce the change at least two business days prior to its implementation. Changes in shares outstanding due to stock dividends, splits and other corporate actions also are adjusted immediately after the close of trading on the day they become effective. Quarterly reviews are implemented during March, June, September and December. Both component changes and share changes become effective at the opening on the first Monday after the third Friday of the review month. Changes to the Dow Jones U.S. Real EstateSM Index are implemented after the official closing values have been established. All adjustments are made before the start of the next trading day. Constituent changes that result from the periodic review will be announced at least two business days prior to the implementation date.

In addition to the scheduled quarterly review, the Dow Jones U.S. Real EstateSM Index is reviewed on an ongoing basis. Changes in index composition and related weight adjustments are necessary whenever there are extraordinary events such as delistings, bankruptcies, mergers or takeovers involving index components. In these cases, each event will be taken into account as soon as it is effective. Whenever possible, the changes in the index components will be announced at least two business days prior to their implementation date. In the event that a component no longer meets the eligibility requirements, it will be removed from the Dow Jones U.S. Real EstateSM Index. You can find a list of the companies whose common stocks are currently included in the Dow Jones U.S. Real EstateSM Index on the Dow Jones website at http://www.djindexes.com. Information included in such website is not a part of this free writing prospectus.

The value of the Dow Jones U.S. Real EstateSM Index is disseminated every 15 seconds during U.S. trading hours. High, low and closing prices are distributed at the end of each trading day.

Background on the ICB

ICB, a joint classification system launched by FTSE Group and Dow Jones Indexes offers broad, global coverage of companies and securities and classifies them based on revenue, not earnings. ICB classifies the component securities into groups of 10 industries, 18 supersectors, 39 sectors and 104 subsectors. The Real Estate Sector is composed of two subsectors. The Real Estate Holding & Development Subsector consists of companies that invest directly or indirectly in real estate through development, management or ownership, including property agencies. This subsector excludes REITs and similar entities. The Real Estate Investment Trusts Subsector consists of real estate investment trusts or corporations and listed property trusts.

On March 1, 2008, ICB system is going to be revised. Upon such revision, the Real Estate Sector will be elevated to a supersector with a new hierarchy of real estate sectors and subsectors including real estate holding & development companies, real estate services, and REITs. You can find more information about the ICB system revision on ICB website at http://www.icbenchmark.com. Information included in such website is not a part of this free writing prospectus.

License Agreement

We have entered into a non-exclusive license agreement with Dow Jones, which grants us a license in exchange for a fee to use the Dow Jones U.S. Real Estate Total ReturnSM Index in connection with the issuance of certain securities, including the ROS.

"Dow Jones” and “Dow Jones U.S. Real Estate Total ReturnSM Index” are service marks of Dow Jones & Company, Inc. Dow Jones has no relationship to UBS, other than the licensing of the Dow Jones U.S. Real Estate Total ReturnSM Index and its service marks for use in connection with the ROS.

Dow Jones does not:

♦	Sponsor, endorse, sell or promote the ROS
♦	Recommend that any person invest in the ROS or any other financial products.
♦	Have any responsibility or liability for or make any decisions about the timing, amount or pricing of ROS.
♦	Have any responsibility or liability for the administration, management or marketing of the ROS.
♦	Consider the needs of the ROS or the owners of the ROS in determining, composing or calculating the Dow Jones U.S. Real Estate Total ReturnSM Index or have any obligation to do so.

Dow Jones will not have any liability in connection with the ROS. Specifically,

♦	Dow Jones does not make any warranty, express or implied, and Dow Jones disclaims any warranty about:
♦	The results to be obtained by the ROS, the owner of the ROS or any other person in connection with the use of the Dow Jones U.S. Real Estate Total ReturnSM Index and the data included in the Dow Jones U.S. Real Estate Total ReturnSM Index;
♦	The accuracy or completeness of the Dow Jones U.S. Real Estate Total ReturnSM Index and its data;
♦	The merchantability and the fitness for a particular purpose or use of the Dow Jones U.S. Real Estate Total ReturnSM Index and its data;
♦	Dow Jones will have no liability for any errors, omissions or interruptions in the Dow Jones U.S. Real Estate Total ReturnSM Index or its data;
♦	Under no circumstances will Dow Jones be liable for any lost profits or indirect, punitive, special or consequential damages or losses, even if Dow Jones knows that they might occur.

The licensing relating to the use of the indexes and trademarks referred to above by UBS is solely for the benefit of UBS, and not for any other third parties.

Scenario Analysis and Examples at Maturity

The following scenario analysis and examples are based on a 40.00% Maximum Gain and assume a range of performance from +50% to -50%.

Example 1 — On the Final Valuation Date, the Index closes 10% above the Index Starting Level. Since the Index Return is 10%, you will receive 2.4x the Index Return, or a 24% total return, and the payment at maturity per $1,000 ROS will be calculated as follows: $1,000 + ($1,000 × 2.4 × 10%) = $1000 + $240 = $1,240.00.

Example 2 — On the Final Valuation Date, the Index closes 20% above the Index Starting Level. Since 2.4x the Index Return of 20% is more than the Maximum Gain of 40.00%, you will receive the Maximum Gain of 40.00%, or $1,400.00 per ROS.

Example 3 — On the Final Valuation Date, the Index closes 2% below the Index Starting Level. Since the Index Return is –2%, which is within the principal protection range of 0% and -5%, the payment at maturity is equal to $1,000 per principal amount of ROS.

Example 4 — On the Final Valuation Date, the Index closes 20% below the Index Starting Level. Since the Index Return is –20%, which is outside the principal protection range of 0% and -5%, the payment at maturity is equal to $850 per $1,000 principal amount of Securities as follows:

$1,000 + [$1,000 × (-20% + 5%)] = $850.00

Accordingly, if the Index declines by more than 5% over the term of the ROS, you may lose up to 95% of your principal.

What Are the Tax Consequences of the ROS?

The United States federal income tax consequences of your investment in the ROS are uncertain. Some of these tax consequences are summarized below, but we urge you to read the more detailed discussion in “Supplemental U.S. Tax Considerations” on page PS-27 and discuss the tax consequences of your particular situation with your tax advisor.

Pursuant to the terms of the ROS, UBS and you agree, in the absence of a statutory, regulatory, administrative or judicial ruling to the contrary, to characterize your ROS as a pre-paid cash-settled derivative contract with respect to the Index. If your ROS are so treated, you should generally recognize capital gain or loss upon the sale or maturity of your ROS in an amount equal to the difference between the amount you receive at such time and the amount you paid for your ROS. Such gain or loss should generally be long term capital gain or loss if you have held your ROS for more than one year.

In the opinion of our counsel, Sullivan & Cromwell LLP, it would be reasonable to treat your ROS in the manner described above. However, because there is no authority that specifically addresses the tax treatment of the ROS, it is possible that your Securities could alternatively be treated for tax purposes in the manner described under “Supplemental U.S. Tax Considerations — Alternative Treatments” on page PS-27, of the ROS PP product supplement.

The Internal Revenue Service has recently released a notice that may affect the taxation of holders of the ROS. According to the notice, the Internal Revenue Service and the Treasury Department are actively considering whether the holder of an instrument such as the ROS should be required to accrue ordinary income on a current basis, and they are seeking taxpayer comments on the subject. It is not possible to determine what guidance they will ultimately issue, if any. It is possible, however, that under such guidance, holders of the ROS will ultimately be required to accrue income currently and this could be applied on a retroactive basis. The Internal Revenue Service and the Treasury Department are also considering other relevant issues, including whether additional gain or loss from such instruments should be treated as ordinary or capital, whether foreign holders of such instruments should be subject to withholding tax on any deemed income accruals, and whether the special “constructive ownership rules” of Section 1260 of the Internal Revenue Code might be applied to such instruments. Holders are urged to consult their tax advisors concerning the significance, and the potential impact, of the above considerations. Except to the extent otherwise required by law, UBS intends to treat your ROS for United States federal income tax purposes in accordance with the treatment described above and under “Supplemental U.S. Tax Considerations” on page PS-27, of the ROS PP product supplement, unless and until such time as the Treasury Department and Internal Revenue Service determine that some other treatment is more appropriate.

In addition, a member of the House of Representatives has recently introduced a bill that, if enacted, would require holders of ROS to accrue interest income over the term of the ROS despite the fact that there will be no interest payments over the term of the ROS. It is not possible to predict whether this bill or a similar bill will be enacted in the future and whether any such bill would affect the tax treatment of your ROS.

Non-United States Holders.  The discussion under “Supplemental U.S. Tax Considerations — Non-United States Holders” on page PS-30, of the ROS PP product supplement does not apply to the ROS. We are not including in this free writing prospectus disclosure applicable to Non-United States Holders as the ROS will not be marketed to Non-United States Holders and we do not anticipate that Non-United States Holders will own the ROS. Non-United States Holders are urged to consult their own tax advisors regarding the federal income tax consequences of an investment in the ROS.

Capitalization of UBS

The following table sets forth the consolidated capitalization of UBS in accordance with International Financial Reporting Standards and translated into U.S. dollars.

As of September 30, 2007 (unaudited)	CHF	USD
	(in millions)
Debt
Debt issued(1)	422,254	362,705
Total Debt	422,254	362,705
Minority Interest(2)	6,160	5,291
Shareholders’ Equity	48,229	41,427
Total capitalization	476,643	409,424
(1)	Includes Money Market Paper and Medium Term Notes as per Balance Sheet position.
(2)	Includes Trust preferred securities.

Swiss franc (CHF) amounts have been translated into U.S. dollars (USD) at the rate of CHF 1 = USD 0.85897 (the exchange rate in effect as of September 30, 2007).

Structured Product Characterization

To help investors identify appropriate investment products (“structured products”), UBS organizes its structured products into four categories: Protection Strategies, Optimization Strategies, Performance Strategies and Leverage Strategies. The ROS are classified by UBS as an Optimization Strategy for this purpose. The description below is intended to describe generally the four categories of structured products and the types of protection that may be offered on those products. This description should not be relied upon as a description of any particular structured product.

♦	Protection Strategies are structured to provide investors with a high degree of principal protection at maturity, periodic coupons or a return at maturity with the potential to outperform traditional fixed income instruments. These structured products are designed for investors with low to moderate risk tolerances.
♦	Optimization Strategies are structured to optimize returns or yield within a specified range. These structured products are designed for investors with moderate to high risk tolerances. Optimization Solutions may be structured to provide no principal protection, partial protection or contingent protection.
♦	Performance Strategies are structured to be strategic alternatives to index funds or exchange traded funds or to allow efficient access to new markets. These structured products are designed for investors with moderate to high risk tolerances. Performance Solutions may be structured to provide no principal protection, partial protection or contingent protection.
♦	Leverage Strategies are structured to provide leveraged exposure to the performance of an underlying asset. These structured products are designed for investors with high risk tolerances.

“Partial protection”, if applicable, provides principal protection against a decline in the price or level of the underlying asset down to a specified threshold; investors will lose 1% of principal for every 1% decline in the price or level of the underlying asset below the specified threshold.

“Contingent protection”, if applicable, provides principal protection at maturity as long as the price or level of the underlying asset does not trade below a specified threshold; if the price or level of the asset declines below the specified threshold at any time during the term of the notes, all principal protection is lost and the investor will have full downside exposure to the price or level of the underlying asset.

In order to benefit from any type of principal protection, investors must hold the security to maturity.

Classification of structured products into categories is not intended to guarantee particular results or performance.